UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Gryphon Gold Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
40052G 10 7
(CUSIP Number)
December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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CUSIP No.: 40052G 10 7
1. Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Standard Bank Plc
2. Check the Appropriate Box If a Member of a Group (See Instructions) (a) (b)
3. SEC Use Only
4. Citizenship or Place of Organization United Kingdom public limited company
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 3,846,154 shares of common stock, warrants to purchase 1,923,077 shares of common stock
6. Shared Voting Power 0
7. Sole Dispositive Power see row (5) above
8. Shared Dispositive Power 0
9. Aggregate Amount Beneficially Owned by Each Reporting Person see row (5) above
10. Check If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) Not Applicable

11.  Percent of Class Represented by Amount in Row (9)

Approximately 16.2% as of the date of this filing (based on 35,645,447 shares of common stock issued and outstanding, which assumes the exercise of the warrants described in row (5) above).

12. Type of Reporting Person (See Instructions) CO

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Item 1.
(a) Name of Issuer: Gryphon Gold Corporation
(b) Address of Issuer’s Principal Executive Offices: 390 Union Blvd. Suite 360 Lakewood, CO 80288
Item 2.
(a) Name of Person Filing: Standard Bank Plc
(b) Address of Principal Business Office, or if None, Residence: 25 Dowgate Hill Cannon Bridge House London EC4R 2SB United Kingdom
(c) Citizenship: United Kingdom
(d) Title of Class of Securities: Common Stock
(e) CUSIP Number: 40052G 10 7
Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not Applicable.
Item 4. Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 5,769,231
(b) Percent of class: 16.2%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 5,769,231.
(ii) Shared power to vote or to direct the vote 0 .
(iii) Sole power to dispose or to direct the disposition of 5,769,231.
(iv) shared power to dispose or to direct the disposition of 0 .
Item 5. Ownership of Five Percent or Less of a Class
Not Applicable

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.
Not Applicable

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Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not Applicable
ITEM 8. Identification and Classification of Members of the Group
Not Applicable
ITEM 9. Notice of Dissolution of Group
Not Applicable
ITEM 10. Certification
Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2006
(Date)

/s/ Andrew King
Signature

Andrew King, Global Head-Resource Banking
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. 1001).

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